PETROSEARCH ENERGY CORPORATION
                           675 Bering Drive, Suite 200
                              Houston, Texas  77057
                                 (713) 961-9337


                                  June 6, 2005

BY FAX: 202-772-9204

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Kurt K. Murao
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

RE:  PETROSEARCH  ENERGY  CORPORATION
     POST-EFFECTIVE  AMENDMENT  NUMBER  1  TO  REGISTRATION  STATEMENT  ON  FORM
     ---------------------------------------------------------------------------
     SB-2
     ----
     (File No. 333-125539)

Dear Mr. Murao:

On behalf of Petrosearch Energy Corporation (the "Company"), I hereby request that the effectiveness of the Post-Effective Amendment No. 1 to the Registration Statement of the Company as referred to above be accelerated to Thursday, June 8, 2006.

The  Company  acknowledges  the  following:

     Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the registration statement.

     The action of the Commission or the staff, acting by delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosure.

     The Company may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

                                Very truly yours,

                                /s/ Richard D. Dole
                                ----------------------
                                Richard D. Dole
                                President and Chief Executive Officer